Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2026	As at June 30, 2026
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	387,399	404,360	4,272
Intangible assets	6	29,176	51,902	548
Property, plant and equipment	4	81,787	81,359	859
Right-of-Use assets	5	28,287	27,883	295
Financial assets
Investments	8	28,053	29,181	308
Trade receivables		349	348	4
Unbilled receivables		7,433	8,806	93
Other financial assets	11	6,259	6,644	70
Investments accounted for using the equity method		2,126	2,119	22
Deferred tax assets		5,242	4,359	46
Contract assets		—	160	2
Non-current tax assets		7,787	7,617	80
Other non-current assets	12	9,010	9,089	96

Total non-current assets		592,908	633,827	6,695

Inventories	9	517	869	9
Financial assets
Derivative assets	18	888	1,925	20
Investments	8	437,680	307,281	3,246
Cash and cash equivalents	10	105,555	88,444	934
Trade receivables		135,901	132,708	1,402
Unbilled receivables		76,823	79,504	840
Other financial assets	11	10,245	12,738	135
Contract assets		14,819	15,171	161
Current tax assets		10,762	10,996	116
Other current assets	12	33,164	33,630	355

Total current assets		826,354	683,266	7,218

TOTAL ASSETS		1,419,262	1,317,093	13,913

EQUITY
Share capital		20,977	19,807	209
Share premium		6,158	1,166	12
Retained earnings		735,057	626,854	6,622
Share-based payment reserve		7,920	5,056	53
Special Economic Zone Re-investment reserve		25,966	23,947	253
Other components of equity		89,290	97,880	1,034

Equity attributable to the equity holders of the Company		885,368	774,710	8,183
Non-controlling interests		2,509	2,059	22

TOTAL EQUITY		887,877	776,769	8,205

LIABILITIES
Financial liabilities
Loans and borrowings	13	1,962	—	—
Lease liabilities		26,327	26,326	278
Accrued expenses	14	4,394	4,320	46
Other financial liabilities	15	6,743	8,299	88
Deferred tax liabilities		17,266	21,918	232
Non-current tax liabilities		48,195	45,822	484
Other non-current liabilities	16	23,042	24,832	262
Provisions	17	224	144	2

Total non-current liabilities		128,153	131,661	1,392

Financial liabilities
Loans, borrowings and bank overdrafts	13	165,912	177,649	1,877
Lease liabilities		8,709	8,847	93
Derivative liabilities	18	10,978	4,645	49
Trade payables and accrued expenses	14	94,924	94,219	995
Other financial liabilities	15	11,357	4,305	45
Contract liabilities		25,434	22,927	242
Current tax liabilities		49,621	56,551	597
Other current liabilities	16	34,801	38,300	405
Provisions	17	1,496	1,220	13

Total current liabilities		403,232	408,663	4,316

TOTAL LIABILITIES		531,385	540,324	5,708

TOTAL EQUITY AND LIABILITIES		1,419,262	1,317,093	13,913

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Rishad A. Premji Chairman (DIN: 02983899)	Deepak M. Satwalekar Director (DIN: 00009627)	Srinivas Pallia Chief Executive Officer and Managing Director (DIN: 10574442)

Anand Subramanian Partner Membership No.: 110815	Aparna C. Iyer Chief Financial Officer		M. Sanaulla Khan Company Secretary Membership No.: F4129

Bengaluru July 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2025	2026	2026
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	21	221,346	244,786	2,586
Cost of revenues	22	(157,247)	(174,900)	(1,848)

Gross profit		64,099	69,886	738
Selling and marketing expenses	22	(15,285)	(16,496)	(174)
General and administrative expenses	22	(13,272)	(14,963)	(158)
Foreign exchange gains/(losses), net	24	182	779	8

Results from operating activities		35,724	39,206	414
Finance expenses	23	(3,608)	(4,728)	(50)
Finance and other income	24	10,417	8,872	94
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		50	(5)	^

Profit before tax		42,583	43,345	458
Income tax expense	20	(9,218)	(9,782)	(103)

Profit for the period		33,365	33,563	355

Profit attributable to:
Equity holders of the Company		33,304	33,520	355
Non-controlling interests		61	43	^

Profit for the period		33,365	33,563	355

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		3.18	3.20	0.03
Diluted		3.17	3.20	0.03
Weighted average number of equity shares used in computing earnings per equity share
Basic		10,472,085,808	10,459,341,744	10,459,341,744
Diluted		10,492,102,015	10,475,511,031	10,475,511,031

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W- 100018	Rishad A. Premji Chairman (DIN: 02983899)	Deepak M. Satwalekar Director (DIN: 00009627)	Srinivas Pallia Chief Executive Officer and Managing Director (DIN: 10574442)

Anand Subramanian Partner Membership No.: 110815	Aparna C. Iyer Chief Financial Officer		M. Sanaulla Khan Company Secretary Membership No.: F4129

Bengaluru July 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2025	2026	2026
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	33,365	33,563	355
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(229)	392	4
Net change in fair value of investment in equity instruments measured at fair value through OCI	(1)	660	7

	(230)	1,052	11

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	6,583	(1,159)	(12)
Net change in time value of option contracts designated as cash flow hedges, net of taxes	(274)	180	2
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	170	912	9
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1)	3,767	40
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	588	482	5

	7,066	4,182	44

Total other comprehensive income, net of taxes	6,836	5,234	55

Total comprehensive income for the period	40,201	38,797	410

Total comprehensive income attributable to:
Equity holders of the Company	40,137	38,757	410
Non-controlling interests	64	40	^

	40,201	38,797	410

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Rishad A. Premji Chairman (DIN: 02983899)	Deepak M. Satwalekar Director (DIN: 00009627)	Srinivas Pallia Chief Executive Officer and Managing Director (DIN: 10574442)

Anand Subramanian Partner Membership No.: 110815	Aparna C. Iyer Chief Financial Officer		M. Sanaulla Khan Company Secretary Membership No.: F4129

Bengaluru July 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the period
Profit for the period	—	—	—	33,304	—	—	—	—	—	33,304	61	33,365
Other comprehensive income	—	—	—	—	—	—	6,575	(105)	363	6,833	3	6,836

Total comprehensive income for the period	—	—	—	33,304	—	—	6,575	(105)	363	40,137	64	40,201

Issue of equity shares on exercise of options	10,182,081	21	2,197	—	(2,197)	—	—	—	—	21	—	21
Dividend	—	—	—	—	—	—	—	—	—	—	(569)	(569)
Compensation cost related to employee share-based payment	—	—	—	—	436	—	—	—	—	436	—	436
Transferred from Special Economic Zone Re-investment reserve	—	—	—	893	—	(893)	—	—	—	—	—	—
Others	—	—	—	—	—	—	(5)	5	—	—	55	55

Other transactions for the period	10,182,081	21	2,197	893	(1,761)	(893)	(5)	5	—	457	(514)	(57)

As at June 30, 2025	10,482,318,130	20,965	4,825	750,674	5,224	26,885	61,070	(310)	(430)	868,903	1,688	870,591

(1)	Includes 11,905,480 treasury shares held as at June 30, 2025 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
As at April 1, 2026	10,488,412,458	20,977	6,158	735,057	7,920	25,966	100,872	(7,399)	(4,183)	885,368	2,509	887,877
Comprehensive income for the period
Profit for the period	—	—	—	33,520	—	—	—	—	—	33,520	43	33,563
Other comprehensive income	—	—	—	—	—	—	(1,156)	4,859	1,534	5,237	(3)	5,234

Total comprehensive income for the period	—	—	—	33,520	—	—	(1,156)	4,859	1,534	38,757	40	38,797

Issue of equity shares on exercise of options	15,137,339	30	3,465	—	(3,465)	—	—	—	—	30	—	30
Transfer of shares pertaining to Non-controlling interests of subsidiary	—	—	—	(1,702)	—	—	59	—	2,094	451	(451)	—
Compensation cost related to employee share-based payment	—	—	—	—	601	—	—	—	—	601	—	601
Transferred from Special Economic Zone Re-investment reserve	—	—	—	2,019	—	(2,019)	—	—	—	—	—	—
Buyback of equity shares (4)	(600,000,000)	(1,200)	(8,457)	(141,543)	—	—	—	—	1,200	(150,000)	—	(150,000)
Transaction cost related to buyback of equity shares (4)	—	—	—	(497)	—	—	—	—	—	(497)	—	(497)
Others	—	—	—	—	—	—	—	—	—	—	(39)	(39)

Other transactions for the period	(584,862,661)	(1,170)	(4,992)	(141,723)	(2,864)	(2,019)	59	—	3,294	(149,415)	(490)	(149,905)

As at June 30, 2026	9,903,549,797	19,807	1,166	626,854	5,056	23,947	99,775	(2,540)	645	774,710	2,059	776,769

Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		209	12	6,622	53	253	1,054	(27)	7	8,183	22	8,205

(1)	Includes 11,905,480 treasury shares held as at June 30, 2026 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 30

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
		2025	2026	2026
	Notes			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period		33,365	33,563	355
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net		(66)	(139)	(1)
Depreciation, amortization and impairment expense	22	6,855	8,044	85
Unrealized exchange (gain)/loss, net		1,449	(995)	(11)
Share-based compensation expense		436	601	6
Share of net (profit)/loss of associate and joint venture accounted for using equity method		(50)	5	^
Income tax expense	20	9,218	9,782	103
Finance and other income, net of finance expenses		(6,809)	(4,144)	(44)
Change in fair value of contingent consideration		48	—	—
Lifetime expected credit loss/(write-back)	22	502	(152)	(2)
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables		154	4,172	45
(Increase)/Decrease in unbilled receivables and contract assets		(7,148)	(3,734)	(39)
(Increase)/Decrease in inventories		125	(355)	(4)
(Increase)/Decrease in other financial assets and other assets		(249)	2,414	26
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions		2,021	(6,160)	(65)
Increase/(Decrease) in contract liabilities		561	(4,043)	(43)

Cash generated from operating activities before taxes		40,412	38,859	411
Income taxes (paid)/refund, net		707	(5,979)	(63)

Net cash generated from operating activities		41,119	32,880	348

Cash flows from investing activities:
Payment for purchase of property, plant and equipment		(2,742)	(3,379)	(36)
Proceeds from disposal of property, plant and equipment		12	116	1
Payment for purchase of investments		(235,272)	(328,755)	(3,473)
Proceeds from sale of investments		232,843	454,123	4,797
Payment for business acquisitions, net of cash acquired	7	—	(32,971)	(348)
Interest received		7,575	9,640	102

Net cash generated from/(used in) investing activities		2,416	98,774	1,043

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment		21	30	^
Repayment of loans and borrowings		(92,328)	(136,099)	(1,438)
Proceeds from loans and borrowings		56,783	145,994	1,542
Payment of lease liabilities including interest		(2,761)	(3,059)	(32)
Payment for contingent consideration		(313)	—	—
Payment of deferred consideration on business combination		(214)	—	—
Purchase of shares from Non-controlling interest holders	7	—	(2,851)	(30)
Payment for buy back of equity shares, including transaction costs		—	(150,497)	(1,590)
Interest and finance expenses paid		(2,070)	(2,107)	(22)
Payment of dividend to Non-controlling interest holders		(569)	—	—

Net cash generated from/(used) in financing activities		(41,451)	(148,589)	(1,570)

Net increase/(decrease) in cash and cash equivalents during the period		2,084	(16,935)	(179)
Effect of exchange rate changes on cash and cash equivalents		1,705	(182)	(2)
Cash and cash equivalents at the beginning of the period	10	121,974	105,555	1,115

Cash and cash equivalents at the end of the period	10	125,763	88,438	934

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or “the Group”) is a leading artificial intelligence (“AI”) powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on July 16, 2026.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2026. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2026.

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2026, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$1 = ₹ 94.66 as published by Federal Reserve Board of Governors on June 30, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2026, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2026.

i.	New amendment adopted by the Company effective from April 1, 2026:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The adoption of amendments to IFRS 9 and IFRS 7 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The adoption of amendments to IFRS 9 and IFRS 7 did not have any material impact on the interim condensed consolidated financial statements.

ii.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2026 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted. The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipments (1)		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		—		1,257		934		139		1		2,331
Disposals		—		(69)		(1,955)		(58)		(8)		^		(2,090)
Translation adjustment		15		145		876		70		44		^		1,150

As at June 30, 2025	₹	4,388	₹	52,632	₹	99,732	₹	20,522	₹	7,838	₹	35	₹	185,147

Accumulated depreciation/ impairment:
As at April 1, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		487		2,481		607		168		1		3,744
Disposals		—		(67)		(1,935)		(47)		(8)		^		(2,057)
Translation adjustment		—		66		754		48		35		^		903

As at June 30, 2025	₹	—	₹	13,483	₹	74,759	₹	13,597	₹	6,016	₹	18	₹	107,873

Net carrying value as at June 30, 2025	₹	4,388	₹	39,149	₹	24,973	₹	6,925	₹	1,822	₹	17	₹	77,274

Capital work-in-progress													₹	2,480

Net carrying value including Capital work-in-progress as at June 30, 2025													₹	79,754

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		923		9,253		1,795		737		3		12,711
Additions through Business combination		—		131		109		22		99		1		362
Disposals		—		(821)		(14,979)		(1,449)		(720)		(2)		(17,971)
Translation adjustment		31		440		3,182		270		147		1		4,071

As at March 31, 2026	₹	4,404	₹	53,229	₹	97,119	₹	20,214	₹	7,926	₹	37	₹	182,929

Accumulated depreciation/ impairment:
As at April 1, 2025			₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		1,848		9,669		2,387		686		5		14,595
Disposals		—		(695)		(14,730)		(1,245)		(697)		(1)		(17,368)
Translation adjustment		—		211		2,670		197		116		1		3,195

As at March 31, 2026	₹	—	₹	14,361	₹	71,068	₹	14,328	₹	5,926	₹	22	₹	105,705

Net carrying value as at March 31, 2026	₹	4,404	₹	38,868	₹	26,051	₹	5,886	₹	2,000	₹	15	₹	77,224

Capital work-in-progress													₹	4,563

Net carrying value including Capital work-in-progress as at March 31, 2026													₹	81,787

Gross carrying value:
As at April 1, 2026	₹	4,404	₹	53,229	₹	97,119	₹	20,214	₹	7,926	₹	37	₹	182,929
Additions		—		28		1,879		142		120		1		2,170
Additions through Business combination (Refer to Note 7)		—		177		154		47		27		1		406
Disposals		—		(20)		(3,602)		(173)		(12)		(1)		(3,808)
Translation adjustment		(2)		(11)		(99)		(6)		2		^		(116)

As at June 30, 2026	₹	4,402	₹	53,403	₹	95,451	₹	20,224	₹	8,063	₹	38	₹	181,581

Accumulated depreciation/ impairment:
As at April 1, 2026	₹	—	₹	14,361	₹	71,068	₹	14,328	₹	5,926	₹	22	₹	105,705
Depreciation and impairment		—		489		2,548		563		188		1		3,789
Disposals		—		(18)		(3,526)		(162)		(14)		(1)		(3,721)
Translation adjustment		—		3		(81)		(4)		3		^		(79)

As at June 30, 2026	₹	—	₹	14,835	₹	70,009	₹	14,725	₹	6,103	₹	22	₹	105,694

Net carrying value as at June 30, 2026	₹	4,402	₹	38,568	₹	25,442	₹	5,499	₹	1,960	₹	16	₹	75,887

Capital work-in-progress													₹	5,472

Net carrying value including Capital work-in-progress as at June 30, 2026													₹	81,359

(1)	Including net carrying value of computer equipment and software amounting to ₹ 15,184, ₹ 16,719 and ₹ 16,287, as at June 30, 2025, March 31, 2026 and June 30, 2026, respectively.
^	Value is less than 0.5

5. Right-of-Use assets

	Category of Right-of-Use assets
	Land		Buildings		Plant and equipments		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	—	₹	—	₹	740	₹	42,345
Additions		—		2,716		—		—		—		24		2,740
Disposals		—		(1,311)		(2)		—		—		(22)		(1,335)
Translation adjustment		—		569		110		—		—		67		746

As at June 30, 2025	₹	1,122	₹	37,012	₹	5,553	₹	—	₹	—	₹	809	₹	44,496

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	—	₹	—	₹	381	₹	16,747
Depreciation		5		1,213		220		—		—		48		1,486
Disposals		—		(1,259)		(2)		—		—		(17)		(1,278)
Translation adjustment		—		299		86		—		—		35		420

As at June 30, 2025	₹	111	₹	15,157	₹	1,660	₹	—	₹	—	₹	447	₹	17,375

Net carrying value as at June 30, 2025	₹	1,011	₹	21,855	₹	3,893	₹	—	₹	—	₹	362	₹	27,121

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	—	₹	—	₹	740	₹	42,345
Additions		—		7,697		—		—		—		233		7,930
Additions through Business combination		—		1,062		—		—		—		—		1,062
Disposals		—		(5,385)		(959)		—		—		(204)		(6,548)
Translation adjustment		—		2,062		593		—		—		135		2,790

As at March 31, 2026	₹	1,122	₹	40,474	₹	5,079	₹	—	₹	—	₹	904	₹	47,579

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	—	₹	—	₹	381	₹	16,747
Depreciation		19		5,611		875		—		—		220		6,725
Disposals		—		(4,421)		(936)		—		—		(156)		(5,513)
Translation adjustment		—		1,054		207		—		—		72		1,333

As at March 31, 2026	₹	125	₹	17,148	₹	1,502	₹	—	₹	—	₹	517	₹	19,292

Net carrying value as at March 31, 2026	₹	997	₹	23,326	₹	3,577	₹	—	₹	—	₹	387	₹	28,287

Gross carrying value:
As at April 1, 2026	₹	1,122	₹	40,474	₹	5,079	₹	—	₹	—	₹	904	₹	47,579
Additions		—		1,766		123		124		18		25		2,056
Additions through Business combination (Refer to Note 7)		—		356		112		—		—		—		468
Disposals		—		(3,286)		^		—		—		(23)		(3,309)
Translation adjustment		—		(112)		(6)		—		—		(10)		(128)

As at June 30, 2026	₹	1,122	₹	39,198	₹	5,308	₹	124	₹	18	₹	896	₹	46,666

Accumulated depreciation:
As at April 1, 2026	₹	125	₹	17,148	₹	1,502	₹	—	₹	—	₹	517	₹	19,292
Depreciation		5		1,560		219		6		1		57		1,848
Disposals		—		(2,255)		^		—		—		(16)		(2,271)
Translation adjustment		—		(77)		(2)		—		—		(7)		(86)

As at June 30, 2026	₹	130	₹	16,376	₹	1,719	₹	6	₹	1	₹	551	₹	18,783

Net carrying value as at June 30, 2026	₹	992	₹	22,822	₹	3,589	₹	118	₹	17	₹	345	₹	27,883

^	Value is less than 0.5

Lease Liability

	As at
	March 31, 2026		June 30, 2026
Balance at the beginning of the period	₹	30,218	₹	35,036
Additions		7,946		1,989
Additions through subleasing		3,734		1,451
Additions through Business combinations		1,062		453
Deletions		(1,268)		(1,146)
Finance cost accrued during the period		1,956		526
Payment of lease liabilities including interest		(11,561)		(3,059)
Translation adjustment		2,949		(77)

Balance at the end of the period	₹	35,036	₹	35,173

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2026		June 30, 2026
Balance at the beginning of the period	₹	325,014	₹	387,399
Acquisition through Business combinations (Refer to Note 7)		24,772		17,721
Translation adjustment		37,613		(760)

Balance at the end of the period	₹	387,399	₹	404,360

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Translation adjustment		141		34		175

As at June 30, 2025	₹	42,602	₹	9,756	₹	52,358

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment		1,367		258		1,625
Translation adjustment		70		14		84

As at June 30, 2025	₹	22,387	₹	4,055	₹	26,442

Net carrying value as at June 30, 2025	₹	20,215	₹	5,701	₹	25,916

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Acquisition through Business combination		5,644		1,109		6,753
Deductions/adjustments		(4,420)		—		(4,420)
Translation adjustment		4,387		1,122		5,509

As at March 31, 2026	₹	48,072	₹	11,953	₹	60,025

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment (1)		6,599		1,188		7,787
Deductions/adjustments		(4,420)		—		(4,420)
Translation adjustment		2,252		497		2,749

As at March 31, 2026	₹	25,381	₹	5,468	₹	30,849

Net carrying value as at March 31, 2026	₹	22,691	₹	6,485	₹	29,176

Gross carrying value:
As at April 1, 2026	₹	48,072	₹	11,953	₹	60,025
Acquisition through Business combination (Refer to Note 7)		25,023		199		25,222
Deductions/adjustments		—		—		—
Translation adjustment		(108)		(15)		(123)

As at June 30, 2026	₹	72,987	₹	12,137	₹	85,124

Accumulated amortization/ impairment:
As at April 1, 2026	₹	25,381	₹	5,468	₹	30,849
Amortization and impairment		2,013		394		2,407
Translation adjustment		(28)		(6)		(34)

As at June 30, 2026	₹	27,366	₹	5,856	₹	33,222

Net carrying value as at June 30, 2026	₹	45,621	₹	6,281	₹	51,902

(1)

During the year ended March 31, 2026, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 851 for the year ended March 31, 2026, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

During the three months ended June 30, 2026,

a)

the Company has completed a business combination by acquiring 100% equity interest in Mindsprint Pte. Ltd. and its subsidiaries (“Mindsprint”), Olam Group’s IT services arm, a provider of technology and digital transformation services. The acquisition was consummated in May 2026, for total cash consideration of ₹ 35,150.

b)

the Company has completed a business combination by acquiring select customer contracts of Alpha Net Consulting LLC (“Alpha Net”), a provider of enterprise software development, data engineering, and managed services. The acquisition was consummated in June 2026, for total cash consideration (upfront cash, deferred consideration and contingent consideration) of ₹ 5,194.

The total consideration of Alpha Net includes a deferred consideration of ₹ 208 payable within 100 business days from consummation date.

The total consideration of Alpha Net includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years, and range of contingent consideration payable is between ₹ Nil and ₹ 3,346. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 3,061 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 2,141 is recorded as part of provisional purchase price allocation.

Description	Mindsprint		Alpha Net
Net assets	₹	1,026	₹	—
Fair value of property, plant and equipment		406		—
Fair value of right-of-use assets		468		—
Fair value of customer-related intangibles		21,762		3,261
Fair value of marketing-related intangibles		199		—
Deferred tax liabilities on intangible assets		(4,831)		—

Total identifiable assets	₹	19,030	₹	3,261
Goodwill		16,120		1,933

Total purchase price	₹	35,150	₹	5,194

Net Assets include:
Cash and cash equivalents	₹	4,624	₹	—
Fair value of acquired trade receivables included in net assets		942		—
Gross contractual amount of acquired trade receivables		966		—
Less: Allowance for lifetime expected credit loss		(24)		—
Transaction costs included in general and administrative expenses	₹	387	₹	32

The above purchase price allocation for Mindsprint and Alpha Net is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 18,053 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and significant portion is not deductible for income tax purposes.

The pro-forma effects of acquisition of Mindsprint and Alpha Net for the three months ended June 30, 2026, on the Company’s results were not material.

c)

the provisional purchase price allocation for Digital Transformation Solutions unit of Harman International Inc. which is Harman Connected Services Inc. and its subsidiaries and certain other assets (together, “DTS”), a global provider of Engineering, Research and Development (“ER&D”) services and IT services. The acquisition was consummated on December 1, 2025, for total cash consideration of ₹ 33,752. The following table presents purchase price allocation:

Description	DTS
Net assets	₹	3,036
Fair value of property, plant and equipment		383
Fair value of right-of-use assets		1,062
Fair value of customer-related intangibles		5,644
Fair value of marketing-related intangibles		1,109
Deferred tax liabilities on intangible assets		(1,915)

Total identifiable assets	₹	9,319
Goodwill		24,433

Total purchase price	₹	33,752

Net Assets include:
Cash and cash equivalents	₹	7,952
Fair value of acquired trade receivables included in net assets		3,064
Gross contractual amount of acquired trade receivables		3,231
Less: Allowance for lifetime expected credit loss		(167)
Transaction costs included in general and administrative expenses	₹	230

The above purchase price allocation for DTS is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

d)	the Company acquired an additional 20% stake in Aggne Global IT Services Private Limited and Aggne Global Inc., for a total consideration of ₹ 2,851.

8. Investments

	As at
	March 31, 2026		June 30, 2026
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	7,336	₹	7,683
Fixed maturity plan mutual funds		—		524
Financial instruments at FVTOCI
Equity instruments (1)		12,143		12,681
Financial instruments at amortized cost
Inter corporate and term deposits		8,574		8,293

	₹	28,053	₹	29,181

Current
Financial instruments at FVTPL
Short-term mutual funds	₹	79,719	₹	36,133
Fixed maturity plan mutual funds		1,281		—
Financial instruments at FVTOCI
Non-convertible debentures		210,328		136,784
Government securities		8,948		8,849
Commercial papers		14,227		7,832
Bonds		10,385		7,150
Certificate of deposits		—		951
Financial instruments at amortized cost
Inter corporate and term deposits (2)		112,792		109,582

	₹	437,680	₹	307,281

Total	₹	465,733	₹	336,462

Financial instruments at FVTPL	₹	88,336	₹	44,340
Financial instruments at FVTOCI		256,031		174,247
Financial instruments at amortized cost		121,366		117,875

(1)	Uncalled capital commitments outstanding as at March 31, 2026 and June 30, 2026, was ₹ 2,577 and ₹ 2,465, respectively.
(2)

These deposits earn a fixed rate of interest. As at March 31, 2026 and June 30, 2026, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 961 and ₹ 975, respectively.

9. Inventories

	As at
	March 31, 2026		June 30, 2026
Stores and spare parts	₹	3	₹	6
Traded goods		514		863

	₹	517	₹	869

10. Cash and cash equivalents

	As at
	March 31, 2026		June 30, 2026
Cash and bank balances	₹	96,145	₹	77,832
Demand deposits with banks (1)		9,410		10,612

	₹	105,555	₹	88,444

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the interim condensed consolidated statement of cash flows:

	As at
	June 30, 2025		June 30, 2026
Cash and cash equivalents	₹	125,763	₹	88,444
Bank overdrafts		^		(6)

	₹	125,763	₹	88,438

^ Value is less than 0.5

11. Other financial assets

	As at
	March 31, 2026		June 30, 2026
Non-current
Finance lease receivables	₹	3,922	₹	4,327
Security deposits		1,812		1,879
Advance to customers		509		422
Dues from officers and employees		16		16
Other receivables		^		^

	₹	6,259	₹	6,644

Current
Finance lease receivables	₹	4,189	₹	4,674
Security deposits		2,235		2,244
Receivables from redemption of mutual funds		800		3,519
Interest receivables		357		331
Claims receivables		384		314
Dues from officers and employees		435		426
Advance to customers		494		481
Other receivables		1,351		749
	₹	10,245	₹	12,738

	₹	16,504	₹	19,382

^ Value is less than 0.5

12. Other assets

	As at
	March 31, 2026		June 30, 2026
Non-current
Prepaid expenses	₹	4,356	₹	4,431
Interest receivable from statutory authorities		1,062		1,197
Deferred contract cost
Costs to obtain contracts (1)		2,592		2,159
Costs to fulfil contracts (2)		1,000		1,302

	₹	9,010	₹	9,089

Current
Prepaid expenses	₹	18,929	₹	20,073
Balance with GST and other authorities		7,969		8,187
Advance to suppliers		2,369		2,025
Withholding taxes		975		601
Dues from officers and employees		415		408
Defined benefit plan asset, net		204		241
Deferred contract cost
Costs to obtain contracts (1)		1,903		1,775
Costs to fulfil contracts (2)		151		111
Other receivables		249		209

	₹	33,164	₹	33,630

	₹	42,174	₹	42,719

(1)	Costs to obtain contracts amortization of ₹ 629 and ₹ 683 during the three months ended June 30, 2025 and 2026 respectively.
(2)	Costs to fulfil contracts amortization of ₹ 40 and ₹ 44 during the three months ended June 30, 2025 and 2026 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2026		June 30, 2026
Non-current
Loans from institutions other than banks	₹	1,962	₹	—

	₹	1,962	₹	—

Current
Unsecured Notes 2026 (1)	₹	71,052	₹	—
Borrowings from banks		94,860		175,684
Loans from institutions other than banks		—		1,959
Bank overdrafts		—		6

	₹	165,912	₹	177,649

	₹	167,874	₹	177,649

(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes were listed on Singapore Exchange Securities Trading Limited (SGX-ST). The Notes matured on June 23, 2026 and fully repaid.

14. Trade payables and accrued expenses

	As at
	March 31, 2026		June 30, 2026
Non-current
Accrued expenses	₹	4,394	₹	4,320

	₹	4,394	₹	4,320

Current
Trade payables	₹	22,258	₹	20,912
Accrued expenses		72,666		73,307

	₹	94,924	₹	94,219

	₹	99,318	₹	98,539

15. Other financial liabilities

	As at
	March 31, 2026		June 30, 2026
Non-current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	3,071	₹	3,099
Contingent consideration (Refer to Note 18)		1,178		3,381
Liabilities towards customer contracts		719		378
Long-term incentive payable		376		119
Deferred consideration for Business combination		34		35
Rent deposit		12		11
Other liabilities (1)		1,353		1,276

	₹	6,743	₹	8,299

Current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	2,628	₹	—
Liabilities towards customer contracts		721		518
Capital creditors		689		387
Advance from customers		329		198
Rent deposit		477		361
Contingent consideration (Refer to Note 18)		456		459
Interest accrued on loans and borrowings		541		330
Deferred consideration for Business combination		118		410
Unclaimed dividend		177		168
Other liabilities (2)		5,221		1,474

	₹	11,357	₹	4,305

	₹	18,100	₹	12,604

(1)	Includes payable to selling shareholders of DTS
(2)	Year ended March 31, 2026 includes liability on non-designated hedges

16. Other liabilities

	As at
	March 31, 2026		June 30, 2026
Non-current
Statutory and other liabilities	₹	17,877	₹	19,468
Employee benefits obligations		5,165		5,364

	₹	23,042	₹	24,832

Current
Employee benefits obligations	₹	17,967	₹	19,514
Statutory and other liabilities		16,012		17,697
Advance from customers		822		1,089

	₹	34,801	₹	38,300

	₹	57,843	₹	63,132

17. Provisions

	As at
	March 31, 2026		June 30, 2026
Non-current
Provision for onerous contracts	₹	224	₹	144

	₹	224	₹	144

Current
Provision for onerous contracts	₹	1,184	₹	924
Provision for warranty		214		199
Others		98		97

	₹	1,496	₹	1,220

	₹	1,720	₹	1,364

18. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	105,555	₹	105,555
Investments (Refer to Note 8)
Equity Instruments		7,336		—		12,143		—		19,479
Fixed maturity plan mutual funds		1,281		—		—		—		1,281
Short-term mutual funds		79,719		—		—		—		79,719
Non-convertible debentures		—		210,328		—		—		210,328
Government securities		—		8,948		—		—		8,948
Commercial papers		—		14,227		—		—		14,227
Bonds		—		10,385		—		—		10,385
Inter corporate and term deposits		—		—		—		121,366		121,366
Other financial assets
Trade receivables		—		—		—		136,250		136,250
Unbilled receivables		—		—		—		84,256		84,256
Other financial assets (Refer to Note 11)		—		—		—		16,504		16,504
Derivative assets (Refer to Note 18)		295		—		593		—		888

	₹	88,631	₹	243,888	₹	12,736	₹	463,931	₹	809,186

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	99,318	₹	99,318
Other financial liabilities (Refer to Note 15)		1,634		—		—		16,466		18,100
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		167,874		167,874
Lease liabilities		—		—		—		35,036		35,036
Derivative liabilities (Refer to Note 18)		1,453		—		9,525		—		10,978

	₹	3,087	₹	—	₹	9,525	₹	318,694	₹	331,306

The carrying value of financial instruments by categories as at June 30, 2026 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	88,444	₹	88,444
Investments (Refer to Note 8)
Equity Instruments		7,683		—		12,681		—		20,364
Fixed maturity plan mutual funds		524		—		—		—		524
Short-term mutual funds		36,133		—		—		—		36,133
Non-convertible debentures		—		136,784		—		—		136,784
Government securities		—		8,849		—		—		8,849
Commercial papers		—		7,832		—		—		7,832
Bonds		—		7,150		—		—		7,150
Certificate of deposits		—		951		—		—		951
Inter corporate and term deposits		—		—		—		117,875		117,875
Other financial assets
Trade receivables		—		—		—		133,056		133,056
Unbilled receivables		—		—		—		88,310		88,310
Other financial assets (Refer to Note 11)		—		—		—		19,382		19,382
Derivative assets (Refer to Note 18)		586		—		1,339		—		1,925

	₹	44,926	₹	161,566	₹	14,020	₹	447,067	₹	667,579

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	98,539	₹	98,539
Other financial liabilities (Refer to Note 15)		3,840		—		—		8,764		12,604
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		177,649		177,649
Lease liabilities		—		—		—		35,173		35,173
Derivative liabilities (Refer to Note 18)		18		—		4,627		—		4,645

	₹	3,858	₹	—	₹	4,627	₹	320,125	₹	328,610

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2026 and June 30, 2026, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, bonds and certificate of deposits classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2026 and three months ended June 30, 2026.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2026								June 30, 2026
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	593	₹	—	₹	593	₹	—	₹	1,339	₹	—	₹	1,339	₹	—
Others		295		—		295		—		586		—		586		—
Investments:
Short-term mutual funds		79,719		79,719		—		—		36,133		36,133		—		—
Fixed maturity plan mutual funds		1,281		—		1,281		—		524		—		524		—
Equity instruments		19,479		36		—		19,443		20,364		43		—		20,321
Non-convertible debentures, government securities, commercial papers, bonds and certificate of deposits		243,888		8,854		235,034		—		161,566		8,749		152,817		—

Liabilities
Derivative instruments:
Cash flow hedges	₹	(9,525)	₹	—	(9,525)	₹	—	(4,627)	₹	—	(4,627)	₹	—
Others		(1,453)		—	(1,453)		—	(18)		—	(18)		—
Liability on written put options to non-controlling interests		(5,699)		—	—		(5,699)	(3,099)		—	—		(3,099)
Contingent consideration		(1,634)		—	—		(1,634)	(3,840)		—	—		(3,840)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, bonds and certificate of deposits	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2026 and three months ended June 30, 2026:

	As at
Investment in equity instruments	March 31, 2026		June 30, 2026
Balance at the beginning of the period	₹	17,391	₹	19,443
Additions		2,038		655
Disposals (1)		(1,199)		(144)
Gain/(loss) recognized in consolidated statement of income		768		94
Gain/(loss) recognized in other comprehensive income		(1,431)		296
Translation adjustment		1,876		(23)

Balance at the end of the period	₹	19,443	₹	20,321

(1)

During the year ended March 31, 2026, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in three companies at a fair value of ₹ 585 and recognized a cumulative gain of ₹ 389 in other comprehensive income and cumulative loss of ₹ 138 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2026		June 30, 2026
Balance at the beginning of the period	₹	(1,864)	₹	(1,634)
Addition (1)		(49)		—
Addition through Business combination (Refer to Note 7)		—		(2,141)
Payouts		648		—
Finance expense recognized in consolidated statement of income		(195)		(64)
Translation adjustment		(174)		(1)

Balance at the end of the period	₹	(1,634)	₹	(3,840)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2026		June 30, 2026
Balance at the beginning of the period	₹	(4,945)	₹	(5,699)
Finance expense recognized in consolidated statement of income		(585)		(73)
Changes in fair value of written put options		385		(187)
Payouts (Refer to Note 7)		—		2,851
Translation adjustment		(554)		9

Balance at the end of the period	₹	(5,699)	₹	(3,099)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2025		2026
Balance as at the beginning of the period	₹	(275)	₹	(9,719)
Changes in fair value of effective portion of derivatives		(660)		3,357
Deferred cancellation gain/(loss), net		5		(493)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		515		3,461
Translation gain		6		—

Gain/(loss) on cash flow hedging derivatives, net	₹	(134)	₹	6,325

Balance as at the end of the period	₹	(409)	₹	(3,394)
Deferred tax asset/(liability) thereon		99		854

Balance as at the end of the period, net of deferred taxes	₹	(310)	₹	(2,540)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ 640 and ₹ 4,212 for the three months ended June 30, 2025, and 2026, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (74) and ₹ (751) for the three months ended June 30, 2025, and 2026, respectively and net (gain)/loss reclassified to finance expenses of ₹ (51) and ₹ Nil for the three months ended June 30, 2025, and 2026, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at June 30, 2026 are expected to occur and be reclassified to the statement of income over a period of 12 months.

As at June 30, 2025 and 2026, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

19. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2025		2026
Balance at the beginning of the period	₹	54,500	₹	100,872
Translation difference related to foreign operations, net		6,575		(1,156)
Transfer of shares pertaining to Non-controlling interests of subsidiary		—		59
Others		(5)		—

Balance at the end of the period	₹	61,070	₹	99,775

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
Other comprehensive income		(224)		588		(1)		—		—
As at June 30, 2025	₹	(359)	₹	2,948	₹	1,219	₹	—	₹	(4,238)
As at April 1, 2026	₹	17	₹	266	₹	(228)	₹	—	₹	(4,238)
Other comprehensive income		392		482		660		—		—
Buyback of equity shares		—		—		—		1,200		—
Transfer of shares pertaining to Non-controlling interests of subsidiary		^		—		—		—		2,094
As at June 30, 2026	₹	409	₹	748	₹	432	₹	1,200	₹	(2,144)

20. Income taxes

	Three months ended June 30,
	2025		2026
Income tax expense as per the consolidated statement of income	₹	9,218	₹	9,782
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		112		(249)
Gains/(losses) on cash flow hedging derivatives		(35)		1,466
Remeasurements of the defined benefit plans		(88)		120

	₹	9,207	₹	11,119

Income tax expense consists of the following:

	Three months ended June 30,
	2025		2026
Current tax expense	₹	10,051	₹	10,207
Deferred tax expense/(reversal)		(833)		(425)

	₹	9,218	₹	9,782

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ (2,711) and ₹ (671) for the three months ended June 30, 2025 and 2026, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three months ended June 30, 2026. In line with amended IAS 12, the Company has not recognized deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard.

The Company has moved to the new tax regime as specified under Section 200 of the Income Tax Act 2025 for the fiscal year 2026-27. Accordingly, the Income-Tax expense has been recognized by applying the provisions of said section without claim of deduction for SEZ units under Section 144 of the Income-tax Act.

21. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 28 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended June 30, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	78,973	₹	61,086	₹	56,766	₹	23,793	₹	220,618	₹	—	₹	220,618
Sale of products		—		—		—		—		—		728		728

	₹	78,973	₹	61,086	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

B. Revenue by sector
Banking, Financial Services and Insurance	₹	—	₹	42,927	₹	20,923	₹	10,286	₹	74,136
Health		28,215		26		3,124		869		32,234
Consumer		26,810		345		10,657		3,237		41,049
Technology and Communications		22,587		205		8,150		3,255		34,197
Energy, Manufacturing and Resources		1,361		17,583		13,912		6,146		39,002

	₹	78,973	₹	61,086	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

C. Revenue by nature of contract
Fixed price and volume based	₹	39,822	₹	28,379	₹	32,224	₹	14,601	₹	115,026	₹	—	₹	115,026
Time and materials		39,151		32,707		24,542		9,192		105,592		—		105,592
Products		—		—		—		—		—		728		728

	₹	78,973	₹	61,086	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

Information on disaggregation of revenues for the three months ended June 30, 2026 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	85,836	₹	61,924	₹	66,348	₹	29,642	₹	243,750	₹	—	₹	243,750
Sale of products		—		—		—		—		—		1,036		1,036

	₹	85,836	₹	61,924	₹	66,348	₹	29,642	₹	243,750	₹	1,036	₹	244,786

B. Revenue by sector
Banking, Financial Services and Insurance	₹	4	₹	42,420	₹	28,018	₹	12,660	₹	83,102
Health		29,996		202		3,277		824		34,299
Consumer		28,077		210		12,190		5,301		45,778
Technology and Communications		26,537		366		10,020		4,427		41,350
Energy, Manufacturing and Resources		1,222		18,726		12,843		6,430		39,221

	₹	85,836	₹	61,924	₹	66,348	₹	29,642	₹	243,750	₹	1,036	₹	244,786

C. Revenue by nature of contract
Fixed price and volume based	₹	43,666	₹	29,503	₹	37,574	₹	19,480	₹	130,223	₹	—	₹	130,223
Time and materials		42,170		32,421		28,774		10,162		113,527		—		113,527
Products		—		—		—		—		—		1,036		1,036

	₹	85,836	₹	61,924	₹	66,348	₹	29,642	₹	243,750	₹	1,036	₹	244,786

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

22. Expenses by nature

	Three months ended June 30,
	2025		2026
Employee compensation	₹	134,275	₹	147,531
Sub-contracting and technical fees		25,578		28,787
Cost of hardware and software		668		889
Travel		3,788		4,181
Facility expenses		4,198		4,313
Software license expense for internal use		4,961		6,303
Depreciation, amortization and impairment		6,855		8,044
Communication		797		899
Legal and professional fees		1,889		3,161
Rates, taxes and insurance		1,121		1,193
Marketing and brand building		883		1,153
Lifetime expected credit loss/(write-back)		502		(152)
(Gain)/loss on sale of property, plant and equipment, net		(66)		(139)
Miscellaneous expenses		355		196

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	185,804	₹	206,359

23. Finance expenses

	Three months ended June 30,
	2025		2026
Interest on loans, borrowings and bank overdrafts	₹	1,684	₹	1,847
Interest on lease liabilities		443		526
Interest on liability on written put options to non-controlling interests		136		73
Other finance expenses		1,345		2,282

	₹	3,608	₹	4,728

24. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2025		2026
Interest income	₹	7,327	₹	6,654
Net gain from investments classified as FVTPL		2,831		2,164
Net gain from investments classified as FVTOCI		259		54

Finance and other income	₹	10,417	₹	8,872

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	111	₹	411
Other foreign exchange gains/(losses), net		71		368

Foreign exchange gains/(losses), net	₹	182	₹	779

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2025		2026
Profit attributable to equity holders of the Company	₹	33,304	₹	33,520
Weighted average number of equity shares outstanding		10,472,085,808		10,459,341,744

Basic earnings per equity share	₹	3.18	₹	3.20

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2025		2026
Profit attributable to equity holders of the Company	₹	33,304	₹	33,520
Weighted average number of equity shares outstanding		10,472,085,808		10,459,341,744
Effect of dilutive equivalent share options		20,016,207		16,169,287

Weighted average number of equity shares for diluted earnings per equity share		10,492,102,015		10,475,511,031

Diluted earnings per equity share	₹	3.17	₹	3.20

26. Employee compensation

	Three months ended June 30,
	2025		2026
Salaries and bonus	₹	128,481	₹	140,775
Employee benefits plans		5,358		6,155
Share-based compensation		436		601

	₹	134,275	₹	147,531

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2025		2026
Cost of revenues	₹	115,633	₹	128,141
Selling and marketing expenses		11,640		11,531
General and administrative expenses		7,002		7,859

	₹	134,275	₹	147,531

The Company has granted below options under RSU and ADS option plan:

	Three months ended June 30,
	2025	2026
Restricted Stock Units (RSU)	6,598,279	8,388,373
ADS RSU	12,077,322	15,152,527
Performance based stock options (RSUs)	3,874,099	4,964,973
Performance based stock options (ADS)	8,424,826	12,025,558

During the three months ended June 30, 2026, RSU and ADS grants were issued under the Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024. Performance based stock options will vest based on the performance parameters of the Company.

27. Commitments and contingencies

Capital commitments: As at March 31, 2026 and June 30, 2026 the Company had committed to spend approximately ₹ 9,416 and ₹ 11,291 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2026 and June 30, 2026, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,358 and ₹ 28,304 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 104,613 and ₹ 105,607 are not acknowledged as debt as at March 31, 2026 and June 30, 2026, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 20,733 and ₹ 20,472 as of March 31, 2026, and June 30, 2026, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

28. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sector, while Europe and APMEA are organized by countries.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America, and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2025 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	79,039	₹	61,128	₹	56,817	₹	23,816	₹	220,800	₹	728	₹	—	₹	221,528
Segment result		16,316		12,063		6,026		2,979		37,384		20		(2,430)		34,974
Unallocated										750		—		—		750

Segment result total									₹	38,134	₹	20	₹	(2,430)	₹	35,724
Finance expenses																(3,608)
Finance and other income																10,417
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																50

Profit before tax															₹	42,583
Income tax expense																(9,218)

Profit for the period															₹	33,365

Depreciation, amortization and impairment															₹	6,855

Information on reportable segments for the three months ended June 30, 2026 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	86,087	₹	62,119	₹	66,569	₹	29,754	₹	244,529	₹	1,036	₹	—	₹	245,565
Segment result		16,691		9,874		9,047		4,362		39,974		16		3		39,993
Unallocated										(787)		—		—		(787)

Segment result total									₹	39,187	₹	16	₹	3	₹	39,206
Finance expenses																(4,728)
Finance and other income																8,872
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(5)

Profit before tax															₹	43,345
Income tax expense																(9,782)

Profit for the period															₹	33,563

Depreciation, amortization and impairment															₹	8,044

Revenues from India, being Company’s country of domicile, is ₹ 4,926 and ₹ 5,448 for the three months ended June 30, 2025, and 2026, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended June 30,
	2025		2026
United States of America	₹	133,973	₹	142,768
United Kingdom		21,675		27,723

	₹	155,648	₹	170,491

No customer individually accounted for more than 10% of the revenues during the three months June 30, 2025 and 2026.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income, amounting to ₹ 182 and ₹ 779 for the three months ended June 30, 2025 and 2026, respectively.

d)	Restructuring cost of ₹ 2,469 and ₹ Nil for the three months ended June 30, 2025 and 2026, respectively is included under Reconciling items.

e)	“Unallocated” within IT Services segment includes:

	Three months ended June 30,
	2025		2026
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	1,625	₹	2,407
Change in fair value of contingent consideration		48		—

f)	Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 436 and ₹ 601 for the three months ended June 30, 2025 and 2026, respectively.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (66) and ₹ (139) for the three months ended June 30, 2025 and 2026, respectively.

29. List of subsidiaries, associate and joint venture as at June 30, 2026 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00% ^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE		UAE	100.00%

	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%

	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%

Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company	Italy	100.00%
	Italy Srl
	Capco Brasil Serviços E	Brazil	99.99%
	Consultoria Ltda
	The Capital Markets Company BV (1)	Belgium	100.00%

PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Co. Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
	Technologies Limited
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%

Wipro Information Technology		Netherlands	100.00%
Netherlands BV.

	Wipro Gulf LLC	Sultanate of Oman	0.02%

	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De	Brazil	0.07%
	Informatica Ltda
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP
	Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%

Wipro IT Services Poland SP Z.O.O		Poland	100.00%

Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarters		Saudi Arabia	100.00%

Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%

Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa		South Africa	69.42%
(Proprietary) Limited
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

Wipro Technologies SRL		Romania	100.00%
Wipro (Thailand) Co. Limited		Thailand	99.97%
Wipro Shanghai Limited		China	84.63%

	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%

Wipro Japan KK			Japan	100.00%

Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited		China	100.00%
	Mindsprint Pte Ltd. (4)		Singapore	100.00%
		Mindsprint Digital India Pvt. Ltd.	India	99.99%
		Mindsprint UK Limited	UK	100.00%
		Mindsprint Solutions Company (1)	Saudi Arabia	100.00%
		Mindsprint Malaysia SDN BHD	Malaysia	100.00%

	Mindsprint Digital India Pvt. Ltd. (4)		India	0.01%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc. (2)	USA	80.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup	USA	100.00%
		Incorporated (1)
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC	USA	100.00%
		The Capital Markets Company, LLC (1)	USA	100.00%
Aggne Global IT Services Private			India	80.00%
Limited (3)
Wipro, Inc.			USA	100.00%

	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
	Wipro Connected Services		Mauritius	100.00%
	Mauritius Pvt Ltd
		Connected Services Corporation	India	98.40%
		Wipro India Private Limited
	Connected Services Corporation		India	1.60%
	Wipro India Private Limited
	Wipro Connected Services		USA	100.00%
	Engineering Corp.
	Wipro Connected Services UK Limited		UK	100.00%

		Harman Connected Services	Morocco	100.00%
		Morocco

	Wipro Connected Services US		USA	100.00%
	Midco LLC
		Wipro Connected Services AB (Formerly known as Harman Connected Services AB) (1)	Sweden	100.00%
The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership			100.00%
	Scheme SPV (RF) (PTY) LTD
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(4)	The Company, through its subsidiary, has acquired 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries, effective May 15, 2026.
(3)	The Company has acquired an additional 20% stake in Aggne Global IT Services Private Limited, with effect from June 18, 2026.
(2)	The step-down subsidiary of the Company, Wipro IT Services, LLC has acquired an additional 20% stake in Aggne Global Inc., with effect from June 1, 2026.
(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A., Wipro Connected Services AB and Mindsprint Solutions Company are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance		USA	100.00%
	Agency, LLC
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%

		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company		U.K.	100.00%
	(UK) Ltd
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Wipro Connected Services AB (Formerly known as Harman Connected Services AB)			Sweden
	Wipro Connected Services Solutions (Chengdu) Co. Ltd. (Formerly known as Harman Connected Services Solutions (Chengdu) Co. Ltd.)		China	100.00%
Mindsprint Solutions Company			Saudi Arabia
	Mindsprint Inc.		USA	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at June 30, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30. Buyback of equity shares

On April 16, 2026, the Board of Directors approved a proposal to Buyback up to 600,000,000 fully paid-up equity shares of ₹ 2 each (representing up to 5.7% of the number of equity shares in the paid-up equity share capital as at March 31, 2026) from the shareholders of the

Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the

Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 9, 2026, and tender period for Buyback opened on June 11, 2026, and closed on June 17, 2026. The settlement of all valid bids was completed on June 24, 2026, and the equity shares bought back were extinguished on June 25, 2026.

During the three months ended June 30, 2026, the Company concluded the buyback of 600,000,000 equity shares (at a price of ₹ 250 per equity share) as approved by the Board of Directors on April 16, 2026. This has resulted in a total cash outflow of ₹ 150,497 (including transaction costs related to buyback of ₹ 497). In line with the requirement of the Companies Act, 2013, an amount of ₹ 8,457 and ₹ 141,543 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 1,200 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 1,200.

31. Events after the reporting period

The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR (100% on an equity share of par value of ₹ 2 /-).

As per our report of even date attached	For and on behalf of the Board of Directors
for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815			Membership No.: F4129
Bengaluru
July 16, 2026